

Mail Stop 3561

July 31, 2017

Duane M. DesParte
Senior Vice President & Corporate Controller
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

> **Re:** **Exelon Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **Form 8-K Filed February 8, 2017**
> **Response Dated July 19, 2017**
> **File No. 1-16169**

Dear Mr. Desparte:

We have reviewed your July 19, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed February 8, 2017

1. We reviewed your response to comment 5. We still believe that such presentation is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In that regard, please confirm to us that you will discontinue the presentation of a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures in your future earnings releases.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comment on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products